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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                               AMENDMENT NO. 2 TO
                                 SCHEDULE 14D-9
                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                               LOCTITE CORPORATION
                            (NAME OF SUBJECT COMPANY)
                               LOCTITE CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)
                            ------------------------

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   0005401371
                       (CUSIP NUMBER OF CLASS SECURITIES)
                            ------------------------

                               Robert W. Fiondella
                        Chairman of the Special Committee
                          of the Board of Directors of
                               Loctite Corporation
                              10 Columbus Boulevard
                           Hartford, Connecticut 06106
                                 (860) 520-5000

   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
         AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                   COPIES TO:

         Stuart Z. Katz, Esq.                   Eugene F. Miller, Esq.
    Fried, Frank, Harris, Shriver &     Vice President, Secretary and General
               Jacobson                                Counsel
          One New York Plaza                     Loctite Corporation
       New York, New York 10004                 10 Columbus Boulevard
            (212) 859-8000                   Hartford, Connecticut 06106
                                                    (860) 520-5000
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            This Amendment No. 2 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9, as previously amended (the "Schedule 14D-9") of Loctite Corporation, a Delaware corporation (the "Company"), filed with the Securities and Exchange Commission on November 18, 1996 with respect to the tender offer made by HC Investments, Inc., a Delaware corporation ("HCI") and an indirect wholly-owned subsidiary of Henkel KGaA, a Kommanditgesellschaft auf Aktien (a partnership limited by shares) organized under the laws of the Federal Republic of Germany, to purchase all outstanding Shares at a price per Share of $57.75, net to the seller in cash, without interest (the "Offer").

            Capitalized terms used herein and not defined herein shall have the meanings ascribed to such terms in the Schedule 14D-9.

ITEM 7.     CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT  COMPANY.

            Item 7 (a) and (b) of the Schedule 14D-9 is hereby amended and supplemented by adding at the end thereof the following:

            On December 2, 1996, the Chairman of the Special Committee and a representative of Dillon Read met with the Chief Executive Officer of a potential bidder (other than the Henkel Group) to discuss certain terms of a possible transaction. In addition, advisors to the Special Committee are entering into discussions with this potential bidder's advisors regarding the terms of a merger agreement in connection with the possible transaction. There can be no assurance that this potential bidder will submit an acquisition proposal or that the Special Committee will recommend or that the Board of Directors will approve any such proposal.
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                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       By:     /s/ Robert W. Fiondella
                                               -----------------------
                                               Robert W. Fiondella
                                               Chairman of the Special Committee


Dated:  December 2, 1996